                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934






                                ADMINISTAFF, INC.
                      ___________________________________
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                      ___________________________________
                         (Title of Class of Securities)


                                   00 7094105
                      ___________________________________
                                 (CUSIP Number)



           *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                               Page 1 of 12 Pages

                                  SCHEDULE 13G

--------------------------------              ----------------------------------
      CUSIP No.  00 7094105                           Page 2 of 12 Pages
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Pyramid Ventures, Inc.
                         EIN 13-3407479
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                   (a) / /
                                                                   (b) /X/

--------------------------------------------------------------------------------
     3       SEC USE ONLY


--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

--------------------------------------------------------------------------------
        NUMBER OF               5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                             1,609,732
      OWNED BY EACH       ------------------------------------------------------
        REPORTING               6        SHARED VOTING POWER
       PERSON WITH
                                               0
                          ------------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                               1,609,732
                          ------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,609,732
--------------------------------------------------------------------------------
    10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES                                                           /X/
          (See Instructions)


--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         12.0%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON (See Instructions)

                         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G

--------------------------------              ----------------------------------
      CUSIP No.  00 7094105                           Page 3 of 12 Pages
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Bankers Trust New York Corporation
                         EIN 13-6180473
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions

                                                                      (a) / /
                                                                      (b) /X/
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                         Delaware

--------------------------------------------------------------------------------
        NUMBER OF               5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                             0*
      OWNED BY EACH        -----------------------------------------------------
        REPORTING                6        SHARED VOTING POWER
       PERSON WITH
                                                0
                           -----------------------------------------------------
                                 7        SOLE DISPOSITIVE POWER

                                                0*
                           -----------------------------------------------------
                                 8        SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         0*
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                                 /X/
              (See Instructions)


--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         0%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON (See Instructions)

                         CO
--------------------------------------------------------------------------------

* Pyramid Ventures, Inc. is an indirect wholly-owned subsidiary of Bankers Trust New York Corporation. As a result, Bankers Trust New York Corporation may be deemed to be the indirect beneficial owner of the shares of Common Stock of Issuer beneficially owned by Pyramid Ventures, Inc.

                                  SCHEDULE 13G

--------------------------------              ----------------------------------
      CUSIP No.  00 7094105                           Page 4 of 12 Pages
--------------------------------              ----------------------------------

--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Bankers Trust Company
                         EIN 13-4941247
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
              Instructions)                                      (a) / /
                                                                 (b) / /

--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

                         New York

--------------------------------------------------------------------------------
        NUMBER OF               5        SOLE VOTING POWER
         SHARES
      BENEFICIALLY                             200*
      OWNED BY EACH       ------------------------------------------------------
        REPORTING               6        SHARED VOTING POWER
       PERSON WITH
                                               0
                          ------------------------------------------------------
                                7        SOLE DISPOSITIVE POWER

                                               200*
                          ------------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         200*
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES                                                 / /
              (See Instructions)


--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                         0.001%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON (See Instructions)

                         BK, IA
--------------------------------------------------------------------------------

* Represents shares of Issuer's Common Stock held as fiduciary on behalf of its customers. Bankers Trust Company may be deemed to be the beneficial owner of such shares.

                                  SCHEDULE 13G

ITEM 1(A).      NAME OF ISSUER:  Administaff, Inc.

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                19001 Crescent Springs Drive
                Kingwood, Texas  77339-3802

ITEM 2(A).      NAME OF PERSON FILING.
ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
ITEM 2(C).      CITIZENSHIP.

                This Schedule 13G is being filed by: (i) Pyramid Ventures, Inc., a Delaware corporation ("Pyramid"), with respect to shares of Common Stock of the Issuer deemed to be beneficially owned by it; (ii) Bankers Trust New York Corporation, a New York corporation ("BTNY"), which as a parent of Pyramid may be deemed to be the indirect beneficial owner of the shares of Common Stock of the Issuer owned by Pyramid; and (iii) Bankers Trust Company, a New York banking corporation ("BTCo."), with respect to shares of the Issuer beneficially held by it as fiduciary on behalf of its customers. Pyramid, BTNY and BTCo. are referred to collectively as the "Reporting Persons". The principal business office of each of the Reporting Persons is in care of Bankers Trust Company, 130 Liberty Street, New York, New York 10006.

ITEM 2(D). TITLE OR CLASS OF SECURITIES: Common Stock, par value $0.01 per share

ITEM 2(E).      CUSIP NUMBER:  00 7094105

ITEM 3.         Not applicable.

                If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                (a) [ ] Broker or Dealer registered under Section 15 of
                        the Act
                (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                (c) [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act
                (d) [ ] Investment Company registered under Section 8 of the
                        Investment Company Act
                (e) [ ] Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940
                (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)
                (g) [ ] Parent Holding Company, in accordance with Section
                        240.13d-1(b)(ii)(G) (Note:  See Item 7)
                (h) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


                               Page 5 of 12 Pages

ITEM 4.       OWNERSHIP.

              (a)  Amount Beneficially Owned:

                   (i) Pyramid beneficially owns 1,609,732 shares of Common Stock of the Issuer, constituting approximately 12.0% of the 13,796,651 shares of Common Stock of the Issuer reported to be outstanding as set forth in the Issuer's Form 8-A (File No. 13998), dated as of January 28, 1997.

              Pyramid is a party to that certain Voting Agreement, dated as of May 13, 1994 (the "Voting Agreement"), among Paul J. Sarvadi, Gerald M. McIntosh, Richard G. Rawson, William E. Lange, Scott C. Hensel, James W. Hammond, Gary F. Reed, the Sarvadi Family Foundation, the McIntosh Charitable Remainder Unit Trust, the Hammond Family Foundation, the Gary and Nancy Reed Foundation, the Board of Trustees of the Texas Growth Fund--1991 Trust and Pyramid.

              The Voting Agreement sets forth certain voting provisions among the parties thereto with respect to the election of directors of the Issuer. As a result of the Voting Agreement, the parties thereto may be deemed to be members of a "group" within the meaning of Rule 13d-5(b)(i) under the Securities Exchange Act of 1934, as amended, and accordingly may be deemed to have beneficial ownership of all of the shares of Common Stock of the Issuer that are subject to the Voting Agreement. In total, 9,302,538 shares of Common Stock, constituting approximately 67.4% of the 13,796,651 shares of Common Stock of the Issuer reported to be outstanding as set forth in the Issuer's Form 8-A (File No. 13998), dated as of January 28, 1997, are subject to the Voting Agreement. However, each of the Reporting Parties disclaims both membership in such group and beneficial ownership of such shares of Common Stock of the Issuer, other than the shares of Common Stock expressly identified herein as beneficially owned by the Reporting Parties.

              The Voting Agreement is filed as Exhibit 1.2 to this Schedule
13G.

                   (ii) As a parent of Pyramid, BTNY may be deemed to be the indirect beneficial owner of the shares of Common Stock of the Issuer owned by Pyramid.

                   (iii) BTCo. may be deemed to be the beneficial owner of 200 shares of Common Stock of the Issuer held by it as fiduciary on behalf of its customers, constituting approximately 0.001% of the shares of Common Stock of the Issuer reported to be outstanding as set forth in the Issuer's Form 8-A (File No. 13998), dated as of January 28, 1997.

              (b)  Percent of Class:

                   (i)   Pyramid:  12.0%
                   (ii)  BTNY:  0%
                   (iii) BTCo.:  0.001%


                               Page 6 of 12 Pages

                      (c)    Number of shares as to which such person has:

                             (i)     Sole power to vote or to direct the vote:

                                     (x)  Pyramid:  1,609,732
                                     (y)  BTNY:  0
                                     (z)  BTCo.:  200

                             (ii)    Shared power to vote or to direct the vote:

                                     (x)  Pyramid:  0
                                     (y)  BTNY:  0
                                     (z)  BTCo.:  0

                             (iii) Sole power to dispose or to direct the disposition of:

                                     (x)  Pyramid:  1,609,732
                                     (y)  BTNY:  0
                                     (z)  BTCo.:  200

                             (iv) Shared power to dispose or to direct the disposition of:

                                     (x)  Pyramid:  0
                                     (y)  BTNY:  0
                                     (z)  BTCo.:  0

ITEM 5.               OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                      Not applicable.

ITEM 6.               OWNERSHIP OF MORE THAN FIVE PERCENT OF BEHALF OF ANOTHER
                      PERSON.

                      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                      Not applicable.

ITEM 8.               IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                      See Item 2 above.

ITEM 9.               NOTICE OF DISSOLUTION OF GROUP.

                      Not applicable.


                               Page 7 of 12 Pages

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997              PYRAMID VENTURES, INC.,
                                      a Delaware corporation


                                      By: /s/ Brian Talbot
                                         ______________________________________
                                              Brian Talbot
                                              Secretary/Treasurer



                               Page 8 of 12 Pages

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997                 BANKERS TRUST NEW YORK CORPORATION,
                                         a Delaware corporation


                                         By:/s/ Joseph T. Wood
                                            ____________________________________
                                                Joseph T. Wood
                                                Senior Vice President



                               Page 9 of 12 Pages

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1997              BANKERS TRUST COMPANY,
                                      a New York corporation


                                      By:/s/ James T. Byrne
                                         _______________________________________
                                             James T. Byrne
                                             Managing Director


                               Page 10 of 12 Pages

                                  EXHIBIT INDEX

Exhibit     Description
-------     -----------
   1.1      Joint Filing Statement of Pyramid Ventures, Inc., Bankers Trust
            New York Corporation and Bankers Trust Company.

   1.2      Voting Agreement, dated as of May 13, 1994, among Paul J. Sarvadi,
            Gerald M. McIntosh, Richard G. Rawson, William E. Lange, Scott C.
            Hensel, James W. Hammond, Gary F. Reed, the Sarvadi Family
            Foundation, the McIntosh Charitable Remainder Unit Trust, the
            Hammond Family Foundation, the Gary and Nancy Reed Foundation, the
            Board of Trustees of the Texas Growth Fund--1991 Trust and Pyramid
            Ventures, Inc.*



-------------

* Incorporated by reference to the Issuer's Registration Statement on Form S-1, as amended, File No. 33-96952.



                               Page 11 of 12 Pages